VEON

VEON Discloses its 1Q24 Unaudited Interim Condensed Consolidated Financial Statements

Amsterdam, 26 June 2024: VEON Ltd. (Nasdaq: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, following the release of its 1Q24 trading update on 16 May 2024, today discloses unaudited interim condensed consolidated financial statements as of and for the three-month period ended 31 March 2024 (the "Financial Statements"). The Financial Statements are available on the VEON Group website at https://www.veon.com/investors/.

Notice to reader

VEON's financial statements referred to in this press release and published on the website today are, unless otherwise stated, based on IFRS and have not been externally reviewed and audited. The financial information presented in the financial statements is based on internal management accounts, is the responsibility of management and has not been externally audited, reviewed or verified. Although we believe the information to be reasonable, actual results may vary from the information contained above and such variations could be material. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for the quarter or any future period.

About VEON

VEON is a digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world's population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. Headquartered in Amsterdam, VEON is listed on Nasdaq and Euronext. For more information visit: www.veon.com.

Disclaimer

This release contains "forward-looking statements," as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON's strategy and investment plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain or may contain, "inside information" as defined under the Market Abuse Regulation (EU) No. 596/2014.

Contact

VEON

Hande Asik Group Director of CommunicaWons pr@veon.com Investor RelaWons Faisal Ghori ir@veon.com